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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Hannon               Michael                    R.
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   (Last)               (First)                 (Middle)

   c/o Chase Capital Partners
   380 Madison Avenue -- 12th Floor
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                                    (Street)

   New York             New York                10017
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   TeleCorp PCS, Inc. ("TLCP")
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   November 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                  11/23/99       P               480,000     A      $20      15,265,692     I         (FN 1)
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Class A Common Stock                  N.A.           N.A.            N.A.        N.A.   N.A.        352,956     I         (FN 2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Class C Common Stock (3)     (4)      (4)             (4)    (5)              Class A     27,489  (4)      27,489    I
                                                                            Common Stock
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Class C Common Stock (3)     (4)      (4)             (4)    (5)              Class A        575  (4)         575    I   By TeleCorp
                                                                            Common Stock                                 Investment
                                                                                                                         Corp.,
                                                                                                                         L.L.C.
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Class D Common Stock (3)     (4)      (4)             (4)    (5)              Class A    199,522  (4)     199,522    I
                                                                            Common Stock
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Class D Common Stock (3)     (4)      (4)             (4)    (5)              Class A      3,780  (4)       3,780    I   By TeleCorp
                                                                            Common Stock                                 Investment
                                                                                                                         Corp.,
                                                                                                                         L.L.C.
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
Explanation of Response:

(1) The amount shown represents the beneficial ownership of the Issuer's securities by CB Capital Investors, L.P. ("CBCI, L.P."), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the sole limited partner of CBCI, L.P. and the investment manager of CB Capital Investors, Inc., the general partner of CBCI, L.P. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI, L.P.'s internal rate of return and vesting of interests.

(2) By Telecorp Investment Corp., L.L.C.

(3) Shares convert on a one-for-one basis; no conversion price

(4) There were no transactions in derivative securities during November, 1999; Table II has been completed solely for informational purposes.

(5) Convertible at the option of the holder after receipt by the issuer of an opinion of regulatory counsel that Class A Common Stock and the Voting Preference Stock can vote and be treated as a single class of stock with one vote per share and the affirmative vote of the holders of 66 2/3% or more of the Class A Common Stock.



                   By:  /s/ Michael R. Hannon                          12/10/99
                      -----------------------------                    --------
                            Michael R. Hannon                          Date

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